September 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jeffrey Kauten

Re:	Cloudflare, Inc.
Registration Statement on Form S-1
File No. 333-233296

Acceleration Request
	Requested Date:	September 12, 2019
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cloudflare, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-233296) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison Spinner at (650) 565-3765 or Bryan King at (206) 883-2535.

* * * *

Sincerely,

CLOUDFLARE, INC.

/s/ Matthew Prince

Matthew Prince
Chief Executive Officer

cc:	Douglas J. Kramer, Cloudflare, Inc.
Chad A. Skinner, Cloudflare, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Bryan D. King, Wilson Sonsini Goodrich & Rosati, P.C.

James D. Evans, Fenwick & West LLP
Ran D. Ben-Tzur, Fenwick & West LLP